

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 8, 2015

Jawahar Tandon, Chief Executive Officer
Tandon Digital, Inc.
2655 Park Center Drive, Unit C
Simi Valley, California 93065

> **Re: Tandon Digital, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2015**
> **CIK No. 0001551986**

Dear Mr. Tandon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your disclosure that Syrma, the company you propose to acquire, is owned by the brother of Jawahar Tandon, your Chief Executive Officer. We also note that your COO, President and Director Vivek Tandon is the son of Jawahar Tandon and that Devinder Tandon, one of your principal shareholders and former director, co-owns Tandon Enterprises, which has provided loans, operational and other support to your business. Please revise your disclosure to clarify these relationships in the summary and specifically name the owner of Syrma, identify him as Jawahar Tandon's brother, and include a cross-reference to the risk factors relating to the Syrma acquisition. Since you plan to use a portion of the proceeds from this offering to purchase Syrma, it appears that you should expand your disclosure in the summary and risk factors to identify any material risks to your business resulting from these related party transactions.

2.   Your filing indicates that a material portion of Syrma's revenues for the periods presented are derived from related party transactions. Please revise throughout to ensure that the nature of Syrma's existing revenue stream and corresponding risks are clearly disclosed.

3.   Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

4.   With respect to every third-party statement in your prospectus, such as the Global Industry Analysts and HIS iSuppli reports, please ensure that you have disclosed the report dates, and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus and tell us whether any of the reports were prepared for you.

Prospectus Summary

General

5.   The summary should provide a balanced presentation of your company and its operations. As currently written, your summary emphasizes your strengths and growth strategy. Please balance your disclosure by briefly discussing the most significant risks associated with your business, including the fact that your auditors have expressed substantial doubt about your ability to continue as a going concern, the circumstances under which the Syrma acquisition could be terminated, and the most significant risks and challenges related to Syrma's business.

6.   Please expand this section to provide a separately captioned section briefly discussing the most significant aspects and implications of your agreements with Tandon Enterprises, a related party, and describe your anticipated future relationship with that entity in light of the proposed Syrma acquisition. Include a cross-reference to an appropriate section of your prospectus, such as Business, where these agreements are described greater detail.

7.   Please expand your summary to disclose the percentage of voting stock that your principal stockholders and management will own after completion of the offering.

Monster License Agreement, page 3

8.   With regard to your disclosure of your relationship with Monster, please expand your discussion to briefly explain that, consistent with your disclosure on page 11, your partnership does not restrict Monster, Inc. from competing against you by offering its own line of memory products.

Industry Data, page 5

9.   We note the disclaimer that industry and market share data you cite and estimates and
        beliefs based on that data in the prospectus may not be reliable. Since you may not
        disclaim responsibility for information that you have chosen to include in the prospectus,
        please revise to remove the disclaimers.

Risk Factors, page 9

10.   You indicate that you have not adopted any formal procedures governing the review and
        approval of related-party transactions. In light of the significant contractual relationships
        with related parties, please revise to include an appropriately captioned risk factor
        alerting investors to this fact and to the risks relating to the fact that such agreements
        were not reviewed or approved by your audit committee, and discuss the resulting risks to
        your business.

11.   Please tell us what consideration you have given to including a separately captioned risk
        factor in your filing addressing the impact of the exclusive forum provision on investors.

"In our memory storage industry, products are typically characterized …," page 13

12.   You refer to your gross margin in the caption and body of this risk factor and reference
        factors that may impact your margin negatively. Expand your disclosure here to provide
        quantitative context regarding your operating margin for the periods presented.

"Because we protect some of our retail customers and distributors …," page 16

13.   Please revise this risk factor to quantify the impact of your price protection policies. In
        this regard, we note your statements on page 48 that you offered "abnormally large
        discounts" in the form of market development credits and other liberal allowances during
        the year and that these allowances, along with price protection and return allowance,
        which effectively reduced the selling prices to these customers, totaled $3.4 million, or
        21% of gross sales before these allowances, during 2014.

"A substantial portion of our sales have been made to customers …," page 16

14.   You state that Rite Aid, Walgreens, InMotion and Fry's each accounted for more than
        10% of total revenues for the three months ended March 31, 2015, and that Sam's Club
        accounted for over 10% of your net sales for the year ended December 31, 2014. Please
        specifically disclose the percentage of revenue attributable to each customer for the
        periods referenced both here and in the business section.

"Our operations are vulnerable because we have limited redundancy …," page 19

15. You state that interruptions in your computer and telecommunications systems have, in the past, caused problems or stoppages in this electronic system. Additionally, on page 22 you state that Syrma has experienced work stoppages and similar disruptions in India. Please revise the body of these risk factors to describe with more detail the specific instances in which you experienced such stoppages and disclose, if material, the impact they had on your business. Also, revise the captions to clarify that you have experienced stoppages in the past.

"Syrma relies on a relatively small number of customers for a substantial …," page 20

16. We note your disclosure on page F-50 describing Syrma Technologies Singapore Pvt. Ltd. as a related party under the same management. Please expand your disclosure here to describe the relationship between Syrma Technologies Singapore Pvt. Ltd. and Syrma and specifically disclose the percentage of revenue attributable to this customer.

"We will incur significant transaction and acquisition-related costs …," page 23

17. To provide context to the information presented in this risk factor, please expand your discussion to provide quantitative data on the costs you expect to incur in connection with the Syrma acquisition.

"We have identified a material weakness in our internal control …," page 27

18. Please disclose the costs, if material, associated with your efforts to remediate your material weakness in internal control over financial reporting.

Use of Proceeds, page 31

19. It appears that you have no plan for a substantial portion of the offering and, in the event the Syrma acquisition is not consummated, no specific plan at all. Refer to Instruction 7 to Item 504 of Regulation S-K and discuss more specifically how you will use the proceeds from the offering should the Syrma acquisition not be consummated.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 38

20. Please explain why you have not provided any adjustments in the unaudited pro forma condensed combined statements of operations.

21. We note that you have included the preliminary purchase price adjustment (a) as "Deposits and other assets" in the unaudited pro forma condensed combined balance sheet. Please revise your disclosures to allocate the preliminary purchase price

adjustment to specific identifiable tangible/intangible assets and liabilities. In addition, please revise to provide a description of the valuation techniques and significant inputs used to determine the fair value of the identifiable assets and liabilities used in your preliminary purchase price allocation. In tabular form, show how the purchase price was allocated.

22. We note that adjustment (e) reflects the net shares issued after March 31, 2015 under the rights offering. Please explain your basis for including the proceeds from the rights offering as part of your summary unaudited pro forma condensed combined financial information.

23. Please clarify whether Tancom Electronics Private Limited will continue to hold preferred stock in Syrma after the acquisition. Explain whether the preferred stock should be presented as a non-controlling interest in the unaudited pro forma condensed combined balance sheet and a portion of the net income/ (loss) attributable to the non-controlling interest should be presented in the unaudited pro forma condensed combined statement of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

24. Please consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. Refer to Section III.A of SEC Release 33-8350. This comment also applies to the MD&A overview for Syrma on page 51.

25. Consider including a captioned section in your overview addressing the most critical challenges associated with effectively completing and implementing the Syrma acquisition, and discuss the fact that, consistent with your disclosure on page 23, that the acquisition may be completed on terms that differ from those described in the filing.

26. We note from your disclosures on page 13 that products in your industry are typically characterized by average selling prices. Please revise to disclose the average selling price per unit for each period presented. This appears to be important information necessary to understanding and evaluating your results of operations. In addition, a discussion of any trends or uncertainties such as changes in the average selling price and seasonality would also appear to be important information to the users of your financial statements. We refer to your Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 44

27. Please consider quantifying changes to the financial statement line items on a period-over-period percentage change. Refer to SEC Release No. 33-8350.

28. We note from your disclosures on page 48 that the increase in net sales is attributable primarily to an increase in the number of product units sold, an increase in the customer base and expanded product offerings. Please revise to quantify the amount that each source contributed to a material change in your revenues. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. We refer you to Section III.D of SEC Interpretive Release 33-6835.

29. Please revise your disclosures to clarify the extent to which changes in your revenues are attributable to changes in prices. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

30. Please clarify your disclosures on page 52 that indicate the decrease in net sales is attributable primarily to lower product sales both domestic and export sales, partially offset by higher trading sales.

Liquidity and Capital Resources, page 50

31. Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your day's sales outstanding and inventory turnover at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

32. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to conduct your proposed operations for a minimum period of one year. Quantitative information about your financial requirements and the amount of cash on hand as of the date of your filing will help investors assess the company's financial condition and the likelihood you will be able to conduct operations without additional funding. We refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

33. You state that in March 2015, Marquette Commercial Finance notified you of its intent to terminate a finance contract and that it will continue to finance sales transactions with specific customers until such time that you are able to establish a credit facility with a different finance company. Please consider expanding your disclosure to explain the

reason(s) why the credit facility was terminated, and describe whether the agreement that Marquette will continue to finance certain sales transactions is evidenced by a written agreement.

34.   You refer to your finance facility with Bay View Funding, and disclose the maximum amount of funding available thereunder. Please expand your disclosure to state the balance owed on this facility. Also, tell us what consideration you gave to filing the financing agreements with Bay View Funding and Brookridge Funding. Refer to Item 601(b)(10) of Regulation S-K.

35.   Please revise to include tabular disclosure of your contractual obligations. We refer you to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies and Estimates, page 54

36.   Please revise to disclose the following information with respect to your common stock valuations:

- The methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved. For example, companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

- The extent to which the estimates are considered highly complex and subjective.

- The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Internal Control over Financial Reporting, page 56

37.   You state that you expect to complete the remediation of material weaknesses as soon as practical upon completion of the offering. Please disclose a more specific timeline for the planned remediation of the weaknesses you reference in this section.

Business, page 58

38.   You state that electronic data storage has become one of the fastest growing segments of the consumer electronics industry. Please provide us with substantiation for this description of the marketplace, and tell us whether your reference to "electronic data storage" includes consumer cloud-based services.

39.   To ensure that your disclosures in this section more clearly distinguish your current operations from Syrma's business that you plan to acquire, consider replacing the generic

heading "EMS Business" with a more descriptive heading that references the acquisition of Syrma's EMS Business. Since you do not currently operate an "EMS Business" the headings used in this section should clearly reflect this.

40. We note your disclosure on page 76 stating that you have been granted a patent license and/or sublicense. To the extent material to your business, please provide a description of the material aspects of your patent licenses. See Item 101(c)(1)(ix) of Regulation S-K.

Manufacturing and Research Development, page 64

41. You state on page 47 that substantially all of your manufacturing is conducted offshore by a third party manufacturer. Please revise this section to identify the manufacturer, discuss the material terms of the agreement, and file the agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Memory Storage Products, page 65

42. You state that your products are offered and supported by Monster, Inc.'s large global and retail distribution network, and that Monster, Inc.'s executive sales team has committed to introduce your Tandon Digital memory products to their key distributors and retail chains. Please expand your disclosure to provide additional specificity regarding the nature of this commitment and its impact, if any, on your operations or financial results.

43. We note your disclosure that you do not believe that your backlog as of any particular date is a reliable indicator of actual sales for any succeeding period given that you typically accept orders subject to adjustment to reflect market conditions at the date of shipment. Tell us whether your historical backlog is material and, if so, please revise your disclosure to provide this information. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Competition, page 66

44. Tell us what consideration you gave to discussing competitive challenges presented by companies offering cloud-based storage to consumers. To the extent that you conclude that such solutions overlap with yours, consider expanding your disclosures here and in your MD&A overview to summarize the risks and challenges to your business resulting from the emergence of these solutions and the steps your management is taking to address them.

Employees, page 68

45.   We note your disclosure that you have never experienced a work stoppage at any of your facilities, and that you consider your relationship with your employees to be good. Please clarify whether this statement also applies to Syrma's experience. In this regard we note your risk factor disclosure on page 22 indicating that Syrma has experienced such disruptions.

Executive Compensation

Summary Compensation Table, page 73

46.   We note that other than the chief executive officer, you have included disclosure for only one other named executive officer. Item 402(m)(2)(ii) of Regulation S-K requires disclosure for the two most highly paid executive officers other than the chief executive officer. Please revise or advise.

Employment Agreements, page 73

47.   You state that Mr. Tandon is paid a base salary of $250,000 and is entitled to an annual bonus of up to 30% of the base salary. Expand your disclosure to briefly describe the processes under which the bonus determinations are made. Refer to Item 402(o) of Regulation S-K.

Certain Relationships and Related Person Transactions

Other arrangements, page 76

48.   You state that Jawahar Tandon, your Chief Executive Officer and founder, may be deemed to be a promoter within the meaning of SEC rules under the Securities Act. In light of Mr. Tandon's status as a promoter, please ensure that your next amendment includes disclosure responsive to Item 401(g) of Regulation S-K.

49.   We note your disclosure stating that Jawahar Tandon and Vivek Tandon were each indebted to your company in the amount of approximately $184,000 and $115,000, respectively, and that in August 2015, pursuant to an arrangement with Tandon Enterprises, you transferred these receivables to Tandon Enterprises, a related party, in consideration for an identical reduction in amounts owed by your company to Tandon Enterprises. Please tell us how these transactions comply with Section 13(k) of the Exchange Act, which prohibits extending credit, directly or indirectly, in the form of a personal loan to any director or executive officer of an issuer.

Syrma Acquisition, page 77

50.   You state that your Chief Executive Officer has agreed to cancel that number of shares held by him equal to the number of shares of your common stock issued pursuant to the Syrma Acquisition. Expand your disclosure to describe the material terms of this agreement, any consideration provided to your CEO, and whether you intend to file the underlying written agreement evidencing this cancellation.

Principal Stockholders, page 81

51.   Footnotes 1 and 2 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Please revise to remove this disclaimer of beneficial ownership or tell us why such a disclaimer is appropriate.

52.   Please revise your table to include Devinder Tandon as a beneficial owner of your securities. Although we note that you reference Devinder Tandon in footnote 3 to your table, to the extent that Devinder Tandon is a beneficial owner of these securities, as defined in Exchange Rule 13d-3, it appears that he should also be listed in the table as a principal stockholder.

Tandon Digital, Inc. and Subsidiary

Consolidated Financial Statements

Note 1. Business Activity and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

53.   We note from your disclosures on page 15 that you sell substantially all of your data storage products through distributors and retailers. Please clarify when you recognize revenues sold through your network of retailers and distributors. If revenue is recognized based on a sell-through model, tell us how you confirm that an end-user has purchased your product and the product has been delivered. Describe the type of evidence obtained from the retailers and distributors, and the timeliness of this evidence. In addition, we note that you offer price protection, sales returns and allowances and rebates. Please clarify how your accounting complies with the guidance in ASC 605-15-25-1 and 3.

54.   We note from your disclosures on page 48 that in order to establish new relationships, you offered abnormally large discounts in the form of market development credits (MDF credits) and other liberal allowances during fiscal 2014. Please explain how you account for the MDF credits and other liberal allowances. Clarify how the MDF credits and other liberal allowances are classified in your consolidated statements of operations.

Note 3. Debt Financing, page F-12

55. Please revise your disclosures to indicate whether there are any covenants associated with your line of credit and if so, whether you were in compliance with those covenants as of December 31, 2014 and March 31, 2015.

Note 5. Stockholders Equity, page F-14

56. Please tell us your consideration of disclosing the methods used to determine the risk-free interest rate; expected life; volatility factor; and expected dividends for each period presented. We refer you to ASC 718-10-50-2(f).

Note 9. Commitments and Contingencies, page F-17

57. We note that royalty expense is included as a component of selling and marketing expenses in the accompanying consolidated statements of operations. Please explain why you do not include the royalty expense as a component of cost of goods sold.

58. We note that you are required to remit royalty payments to Monster, Inc. on or before the 30th day following the end of each calendar quarter. We further note that for the years ended December 31, 2013 and 2014, royalty expense amounted to $153,000 and $576,000, of which $133,000 and $491,000, respectively, are included in accrued expenses in the accompanying consolidated balance sheets. Please revise your disclosures to indicate whether you are in compliance with the royalty remittance policy for each period presented.

Note 10. Subsequent Events, page F-17

59. We note from your disclosures that you entered into a definitive agreement in which you will acquire all of the shares of stock of the Syrma for $4 million in cash and $6 million in shares of common stock. Please revise your disclosures to clarify whether all shares of stock includes the outstanding shares of preferred stock.

60. We note that in July 2015, you entered into an agreement with a customer whereby you will pay a total of $835,000 owed to the customer for promotional and other credits related to sales that occurred in 2014. Please explain in greater detail the nature of these credits and why you entered into this agreement subsequent to fiscal 2014.

61. Please revise your subsequent events footnote to discuss the executed term sheet with Monster, Inc. that you entered into during August 2015.

M/s. Syrma Technology Private Limited.

Consolidated Financial Statements

Statement Of Operations for years ended March 31, 2015 and 2014, page F-39

62.   We note from your disclosures on page F-50 that you had related party sales of goods and services of $24,499 and $22,286 during fiscal 2015 and 2014. Please revise to separately disclose the amount of related party sales of goods and services on the face of your income statement. We refer you to ASC 235-10-S99.

Note 2. Significant accounting policies

Note. 2.4 Revenue recognition, page F-42

63.   We note that your product revenues are recognized on an accrual basis as per the terms of the contract when the goods are delivered. We further note that revenue from service contracts are recognized on an accrual basis as per the terms of the contract when the services are rendered. Please revise your disclosures to indicate how you satisfy each of the criteria in ASC 605-10-S99-1.

64.   Please quantify the amount of product and service revenues for each period presented. As part of your response, please tell us your consideration of separately disclosing product and service revenues on the face of your income statement for each period presented.

65.   We note that in some contracts you provide your clients with a fixed-period warranty for material sales and right to return the product for various reasons such as dissatisfaction with the product. Please clarify how your accounting complies with the guidance in ASC 605-15-25-1 and 3.

Note. 3.2 Temporary Equity, page F-45

66.   Please clarify your disclosures that indicate dividends on the preferred stock have been waived off by the preferred stock holders up to March 31, 2014. Tell us whether there have been any dividends on the preferred stock declared during the fiscal year ended March 31, 2015. Explain your disclosures on page F-48 that indicate that the financial statements do not reflect the proposed final dividend payable.

Note 6. Segment Information, page F-47

67.   We note that you separately disclose revenues for your BPO operation, manufacture, trading and others. Please clarify whether these represent separate operating segments

and if so, describe the factors used to identify the reportable segments and the basis of the organization. Tell us your consideration of presenting a measure of profit or loss if these represent separate reportable segments. In addition, tell us your consideration of disclosing your "Export sales" by geographic location and separately disclosing material sales to any individual foreign country.

Note 7. Loans, page F-47

68.   We note that you have availed two different term loans repayable 3 and 5 years based on the tranche of the loan. Please revise your disclosures to describe the terms and conditions associated with these loans. We refer you to ASC 470-10-50.

Note 14. Commitments and Contingencies, page F-49

69.   Please clarify the nature of your "Bank guarantees" and "Letter of Credit facility from Bank" contingencies.

70.   Please revise to disclose whether you have any legal contingencies that would have a material impact on your business, financial position, results of operations or cash flows.

Recent Sales of Unregistered Securities, page II-1

71.   Please tell us which Securities Act exemptions you intend to rely on in effecting the issuance of your common stock to the owners of Syrma and the facts relied upon to make the exemption available.

72.   Revise your disclosures in this section to identify the specific exemption relied on for each issuance, and state the facts relied upon to make the cited exemptions available. Additionally, for each transaction other than those where you relied on Rule 701, tell us the number of non-accredited investors. Refer to Item 701 of Regulation S-K.

Exhibits, page II-6

73.   You indicate that you entered into an agreement to acquire all of the outstanding stock of Syrma. Please file the acquisition agreement as an exhibit to your registration statement, or advise. Refer to Item 601(b)(10) of Regulation S-K.

74.   Please file your license agreement(s) with Monster, Inc., or provide your analysis for why such agreement is not required to be filed.

75.   We note your disclosures on page 68 and elsewhere in the filing pertaining to leases for your executive offices in Simi Valley and to Syrma's lease in Chennai, India. Please tell us what consideration you gave to filing such agreements as exhibits.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Darren Kerstein, Esq.
        Manatt, Phelps & Phillips LLP